UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Series D Cumulative Convertible Preferred Stock, no par value per share
(Title of Class of Securities)

963025606
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1320
Houston, TX 77027
(713) 333-5540

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,548
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 258,548
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,883
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 305,883
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 963025606

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,883
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 305,883
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

Amendment No. 7 to Schedule 13D

The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the undersigned. This Amendment No. 7 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 22, 2021, the Reporting Persons filed a Complaint for Declaratory and Injunctive Relief and Damages (the “Complaint”) against the Issuer and controlling persons of the Issuer in the United States District Court for the District of Maryland to seek to halt the Issuer’s attempt to unilaterally amend the Articles Supplementary in order to avoid the mandatory redemption of certain shares of the Issuer’s preferred stock, including the Shares, required by the Asset Coverage Provision.  In addition, the Complaint states that the plaintiffs believe that the Issuer and its control persons have violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 10b-5 under the Exchange Act through their acts and omissions with respect to the Shares.  The Complaint requests that the court enjoins the Issuer from continuing to violate the Articles Supplementary, compels the Issuer to redeem the Shares in accordance with the Articles Supplementary and awards the Reporting Persons certain monetary damages.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Items 5(a) – (c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 3,142,196 Shares outstanding, based on 3,529,293 Shares outstanding as of December 31, 2020, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 18, 2021, minus the 387,097 shares acquired by the Issuer in the tender offer that closed on March 12, 2021, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 18, 2021.

A.	JCP Partnership

(a)	As of the close of business on March 23, 2021, JCP Partnership beneficially owned 258,548 Shares.
Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

B.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 258,548 Shares held by JCP Partnership.
Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

C.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 258,548 Shares held by JCP Partnership.
Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 258,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 258,548
4. Shared power to dispose or direct the disposition: 0

D.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership and the JCP Account, may be deemed the beneficial owner of the 305,883 Shares held by JCP Partnership and the JCP Account.
Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 305,883
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 305,883
4. Shared power to dispose or direct the disposition: 0

E.	Mr. Pappas

(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 305,883 Shares held by JCP Partnership and the JCP Account.
Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 305,883
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 305,883
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	There have been no transactions in Shares by the Reporting Persons during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2021

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
Name:	James C. Pappas
Title:	Managing Member

/s/ James C. Pappas
James C. Pappas